July 19, 2007

Mail Stop 4561

Mr. Eldon Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
Route 940 and Moseywood Road
Blakeslee, PA 18610

> **Re:**   **Blue Ridge Real Estate Company**
> **Big Boulder Corporation**
> **Form 10-K for the year ended October 31, 2006**
> **Forms 10-Q for the quarters ended January 31 and April 30, 2007**
> **Filed 1/29/07**
> **File No. 0-2844/0-2843**

Dear Mr. Dietterick:

We have reviewed your response letter dated June 21, 2007 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Combined Financial Statements, page 21

1. We note your response to comment 6 and proposed revisions. It does not appear that the construction of a maintenance building, temporary clubhouse costs and golf course equipment should have been classified as land, as these improvements represent depreciable assets and should be depreciated as soon as they are ready for their intended use. Refer to Section 5210.05 of the AICPA Technical Questions and Answers and revise your financial statements as necessary. In addition, please tell us the types of costs that were capitalized to residential development and infrastructure development. We may have further comment.

* * * *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief